FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 23, 2005

EXHIBIT INDEX

1	Consolidated Financial Statements of Miramar Mining Corporation for the Periods Ended March 31, 2005 and 2004

2	Management's Discussion and Analysis for the Period Ended March 31, 2005

3	Form 52-109FT1 — Certificate of Interim Filings executed by Chief Executive Officer

4	Form 52-109FT1 — Certificate of Interim Filings executed by Vice President and Controller

EXHIBIT 1

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Periods ended March 31, 2005 and 2004

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

As at March 31, 2005 and December 31, 2004

	March 31 2005 (unaudited	December 31 2004

Assets

Current assets:
Cash and cash equivalents	$ 32,574	$ 30,215
Accounts receivable	1,718	2,340
Inventory	5,347	7,178
Prepaid expenses	1,239	267

	40,878	40,000

Power credits receivable	1,848	1,945
Property, plant and equipment (note 4)	5,682	5,766
Mineral properties (note 5)	155,037	160,003
Cash collateral deposits	14,674	14,674
Investment in Northern Orion Explorations Ltd.	9,182	9,182
Other assets	823	707

	$ 228,124	$ 232,277

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 5,293	$ 7,131
Current portion of site reclamation and closure costs (note 6)	5,737	7,485

	10,244	14,616

Deferred gain	1,848	1,945
Provision for site reclamation and closure costs (note 6)	11,683	12,274
Future income tax liability	24,040	19,120

	48,601	47,955

Shareholders’ equity
Share capital (note 7)	375,582	380,734
Contributed surplus	6,515	5,025
Deficit	(202,574)	(201,437)

	179,523	184,322

	$ 228,124	$ 232,277

See accompanying notes to consolidated financials statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended March 31,
	2005 (unaudited)	2004 (unaudited)

Revenue
Sales	$--	$2,844
Interest income	181	419
Other income (note 5)	818	705

	999	3,968

Expenses
Cost of sales	--	7,295
Depreciation, depletion and accretion	358	504
General and administration	431	457
Salaries and benefits	315	290
Stock-based compensation	875	2,151
Professional services	50	144
Investor relations	95	80
Foreign exchange	--	(18)

	2,124	10,903

Loss from operations before items noted below	(1,125)	(6,935)

Equity loss	(185)	(20)

Loss before income taxes	(1,310)	(6,955)

Income taxes:
Current	(47)	(99)
Future	220	--

	173	(99)

Loss for the period	(1,137)	(7,054)

Deficit, beginning of the period	(201,437)	(168,978)

Deficit, end of the period	$(202,574)	$(176,032)

Basic and diluted loss per share	$(0.01)	$(0.05)

Weighted average number of common shares outstanding	159,774,830	151,811,968

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2005 (unaudited)	2004 (unaudited)

Cash provided by (used in):

Operations:
Loss for the period	$(1,137)	$(7,054)
Items not involving cash:
Depreciation, depletion and accretion	358	504
Equity loss	185	20
Future income tax	(220)	--
Stock-based compensation	875	2,151
Other	126	(107)
Net change in non-cash working capital:
Accounts receivable	622	961
Inventory	53	15
Prepaid expenses	(972)	(576)
Accounts payable and accrued liabilities	(2,088)	(4)
Reclamation expenditures	(2,534)	--

	(4,732)	(4,090)

Investments:
Expenditures on plant, equipment and deferred exploration	(2,924)	(6,144)
Proceeds on sale of Back River project (note 4)	10,077	--
Proceeds on sale of Northern Orion shares	--	900
Purchase of securities	(50)	--

	7,103	(5,244)

Financing:
Issue of common shares for cash, net of issuance cost	(12)	579

	(12)	579

Increase (decrease) in cash and cash equivalents	2,359	(8,755)

Cash and cash equivalents, beginning of the period	30,215	69,921

Cash and cash equivalents, end of the period	$32,574	$61,166

Supplementary information
Income taxes paid	$113	$94
Fair value of stock options exercised	$--	$133
Stock-based compensation included in deferred exploration	$615	$733

See accompanying notes to the consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2005

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements as at March 31, 2005 and for the three months ended March 31, 2005 and 2004 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented. Certain of the comparative figures have been reclassified to conform to the current period presentation.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2004.

2.	Changes in Accounting Policies:

Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG-15”). The new guideline establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.

3.	Related Parties:

The Company holds 39.6% of Sherwood Mining Corporation (“Sherwood”). The Company supplied services on a cost recovery basis to Sherwood totalling $165,759 during the three month period ended March 31, 2005, including approximately $150,000 recorded for common shares issued by Sherwood to the Company for services provided.

The Company holds 6.1% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $28,493 during the three month period ended March 31, 2005. On September 20, 2004, the Company completed an option agreement with Maximus whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three year period. In consideration for entering the option agreement, Maximus will pay the Company five million shares of Maximus as repayment for expenditures on the properties, issued over a three-year period. Additional shares could also be issued to the Company at specific resource milestones.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2005

4.	Property, plant and equipment:

	Cost	Accumulated depreciation & depletion	Net book value at March 31, 2005	Net book value at December 31, 2004

Mine plant and equipment	$109,844	$(107,707)	$2,137	$2,261
Exploration equipment	1,852	(277)	1,575	1,506
Construction in progress	1,216	--	1,216	1,216
Computer equipment	1,250	(713)	537	566
Leasehold and office equipment	529	(406)	123	123
Other	94	--	94	94

Total	$114,785	$(109,103)	$5,682	$5,766

5.	Mineral properties:

The following is a summary of exploration and development costs incurred to March 31:

	Back River	Hope Bay	Total

Balance at beginning of period	$8,292	$151,711	$160,003

Additions in the period:
Drilling	--	469	469
Sample analysis	--	22	22
Personnel and contracts	--	547	547
Stock-based compensation	--	615	615
Supplies and equipment	132	70	202
Other exploration costs	--	211	211
Title and claim management	--	290	290
Transportation and freight	--	414	414
Camp and infrastructure	--	192	192
Environmental and permitting	--	391	391
Feasibility and studies	--	105	105

	132	3,326	3,458

Disposition of mineral property	(8,424)	--	(8,424)

Balance at end of period	$--	$155,037	$155,037

On February 18, 2005 the Company assigned to Dundee Precious Metals Inc. its option to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits. The Company received proceeds of approximately $10 million for the reimbursement of past exploration costs and inventory acquisition incurred by the Company on the Back River Project plus 5%.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2005

6.	Site closure and reclamation:

Balance, beginning of period	$19,759
Liabilities incurred in the current ye	--
Site closure and reclamation costs inc	(2,534)
Accretion expense	195

Balance, end of the period	$17,420

Allocated between:
Current portion	5,737
Non-current portion	11,683

$17,420

7.	Share capital:

(a)	Authorized:

500,000,000 common shares without par value.

(b)	Issued:

	Common shares		Contributed surplus
	Number of shares	Amount	Amount

Balance December 31, 2004	159,774,830	$380,734	$5,025
Issued:
Common shares, net of costs	--	(12)	--
Future income tax effect of flow through shares	--	(5,140)	--
Fair value of stock-based compensation	--	--	1,490

Balance March 31, 2005	159,774,830	$375,582	$6,515

(c)	Stock options:

At March 31, the Company had stock options outstanding as follows:

	Shares options	Average exercise price

Outstanding, December 31, 2004	6,263,578	$2.18
Granted	2,362,000	1.29
Exercised	--	--
Forfeited or expired	(56,300)	2.38

Outstanding, March 31, 2005	8,569,278	$1.93

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.6% a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5 years.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2005

(d)	Warrants and brokers compensation options:

At March 31, the Company had warrants and brokers compensation options outstanding as follows:

	Shares options	Average exercise price

Outstanding, December 31, 2004	1,316,267	$2.26
Expired	(676,267)	2.10

Outstanding, March 31, 2005	640,000	$2.43

8.	Financial instruments:

The carrying values and fair values, based on the quoted market values, of the investment in Sherwood, Maximus and other assets, at March 31, 2005 are as follows:

	Carrying value	Fair value

Investment in Sherwood	$115	$3,920
Other assets	134	1,495

EXHIBIT 2

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the period ended March 31, 2005, and compares it with the previous year. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in thousands of Canadian dollars, except per share amounts. This MD&A is prepared as of May 9, 2005.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in Canada’s Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. The Company’s business focus is now solely the exploration and development of the Hope Bay project in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of its Arctic gold assets as follows:

Phase 1: Short-term:	Short-term: Development of a small scale, high return gold mine at Doris North to commence production as expeditiously as possible, with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. Doris North is projected to produce 155,000 ounces of gold per year for two years;

Phase 2: Medium-term:	To extend and expand production levels by developing the higher grade, readily accessible areas of the Boston, Doris and Madrid deposits, with a target production level of approximately 200,000 ounces of gold per annum, generating sufficient cash flow to advance to phase three;

Phase 3: Longer-term:	To further expand gold production by maximizing the potential of the very large Madrid deposit, and the remainder of the Boston and Doris deposits, to generate sustained production in the range of 350,000 to 400,000 ounces of gold per annum.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

In parallel with these development oriented activities, the Company intends to continue advancing exploration efforts at Hope Bay with the objective of discovering new deposits which could contribute to a sustained intermediate production profile, while also conducting grassroots exploration in cooperation with strategic partners to identify longer term opportunities.

To achieve these objectives, the Company needs to successfully complete the current permitting process for the Doris North project, complete a positive feasibility study in 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit and identify additional resources and complete development of the Boston, Doris and Madrid deposits.

First Quarter 2005 Highlights

•	Hope Bay:

•	Budget of $16 million for exploration and development programs for 2005 was approved, including $2 million for continued permitting of Doris North;

•	Programs designed to upgrade the confidence in resources at Boston, Doris Central and Naartok to support, if successful, a feasibility study in 2006.

•	Drilling at Doris Central was initiated in the quarter and approximately 2,300 meters of the planned program of 4,500 meters was completed.

•	Results at Doris Central support the Company’s concept for a feasibility study of the Phase 2 development of Hope Bay.

•	Work continued to advance the permitting of Doris North.

•	Sale of the Back River option was completed generating approximately $10 million of cash proceeds.

•	Consolidated net loss of $1.1 million or $0.01 per share.

EARNINGS AND CASH FLOW

For the period ended March 31, 2005, the Company had a net loss of $1.1 million or $0.01 per share compared to a net loss of $7.1 million in the same period in 2004. In 2004, the Company had gold mining operations which were operating at a loss in the period which accounted for $4.4 million of the reported loss. In December 2004, the Company terminated gold operations at the Con Mine and activities were transitioned into reclamation of the property.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Data

The following tables summarize total revenue and income (loss) over the last eight fiscal quarters.

	2005 Q1	2004 Q4	2004 Q3	2004 Q2

Total Revenue	$999	$1,670	$2,570	$4,057
Loss	$(1,137)	$(12,278)	$(6,259)	$(6,868)
Per Share	$(0.01)	$(0.07)	$(0.04)	$(0.05)

	2004 Q1	2003 Q4	2003 Q3	2003 Q2

Total Revenue	$3,968	$9,513	$11,905	$9,782
Loss	$(7,054)	$(4,263)	$(6,207)	$(7,186)
Per Share	$(0.05)	$(0.03)	$(0.04)	$(0.06)

Note: Loss and loss per share figures for 2004 and 2003 have been restated to reflect the changes in accounting for site reclamation and closure costs and stock-based compensation, disclosed in note 2 of the annual consolidated financial statements.

OPERATIONS OVERVIEW

Revenue

Interest income in the three months of 2005 was $0.2 million compared to $0.4 million in the same period of 2004. The decrease resulted from a lower average cash balance in the first quarter of 2005 than in the same period in 2004. Other income includes management fees received from the Department of Indian and Northern Affairs (“DIAND”) for services provided for the Giant Mine of $0.4 million, a fee for services provided to Sherwood Mining Corporation of $0.1 and a gain on the sale of the Back River mineral property option of $0.3 million. There is no gold sales revenue reported in the first quarter of 2005 due to termination of mining activity at Con Mine in December 2004.

Operating Costs

As noted above, mining operations ceased in December 2004 and consequently, there is no cost-of-sales reported in 2005. General and administrative expenses, salaries and benefits, professional services and investor relations totaled $0.9 million in the first quarter of 2005 compared to $1.0 million in the same period of 2004. Stock-based compensation of $0.9 million in the first quarter of 2005 compared to $2.2 million in the first quarter of 2004 decreased due to a decrease in the average value per share and fewer options granted in 2005. In 2005, options to purchase 2,362,000 common shares were granted at an average fair value of $0.80 per share option, compared to 2,664,060 stock options in 2004 at an average fair value of $1.55 per share

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

option. Depreciation, depletion and accretion expense in the first quarter 2005 was $0.4 million compared to $0.5 million in the same period of 2004.

Exploration and Development Activities

The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The development strategy is to focus first on the high grade gold Doris North project, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt. The Company plans to pursue extension and expansion of the Doris North mine operating life through the mining of other resources on the Hope Bay belt. The exploration strategy is to focus on expanding and increasing the confidence level of existing deposits and continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration in cooperation with strategic partners. To achieve these objectives, the Company needs to successfully complete the current permitting process for the Doris North project, complete a positive feasibility study in 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit and identify additional resources and complete development of the Boston, Doris and Madrid deposits.

In the first quarter of 2005, expenditures at Hope Bay totaled $3.3 million for exploration, including 3,019 meters of core drilling and the advancement of permitting and engineering for the Doris North project. Exploration programs for 2005 are designed to upgrade resources at Boston, Doris Central and Naartok to support, if successful, a feasibility study in 2006. Drilling commenced in March, first at Doris Central and then later in the month at Madrid. Of the 4,500 meter Doris Central drilling program approximately 2,300 meters were completed during the quarter. The objective of the program was primarily to upgrade the confidence levels of sufficient portions of the Doris Central deposit to support a feasibility study and to expand the overall resource in this area. Prior to the 2005 work, Doris Central contained indicated resources of 201,000 ounces at 14.9 grams per tonne and inferred resources of 59,000 ounces at 16.0 grams per tonne. Drilling results to-date has been consistent with expectations and supports the concept for a feasibility study of Phase 2 development of Hope Bay.

On February 25, 2005, the Company announced new resource totals for the Hope Bay belt incorporating an updated estimate for the Madrid deposit. Using the same cut-off grades as in 2003, approximately one million ounces were added to the Madrid resource, representing an

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

increase of 48% over 2003 resources, comprised of a 273,000 ounce increase in the indicated category and a 716,000 ounce increase in the inferred category.

The Company continues to work towards obtaining permits for the Doris North project. As a result of the NIRB report issued in August 2004 to the Minister of DIAND recommending that the project should not proceed on the basis of the existing application, the Company submitted a revised preliminary project description on Doris North in February 2005. On March 7th NIRB recommended to the Minister of DIAND that the project should proceed to a Part 5 review requiring a public hearing. Subsequent to the first quarter, the Minister accepted NIRB’s recommendation for a Part 5 review. The Company has been working on addressing deficiencies outlined in the NIRB report and expects that it will submit a revised EIS by the end of the second quarter of 2005. Assuming a positive recommendation from NIRB, that permits are obtained in a timely manner and a final production decision is made by mid-2006, start-up of the mine could commence by late 2007.

Capital Programs

During the first quarter of 2005, the Company had capital expenditures of $3.3 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment compared to expenditures in the first quarter of 2004 of $6.6 million for exploration and project activities at Hope Bay and Back River and $0.2 million for property, plant and equipment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred development and pre-operating costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition and exploration expenditures totaled $155.0 million for Hope Bay at March 31, 2005.

Asset Retirement Obligation

Asset retirement obligations are recognized for the estimated costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value at its initial discounted value and is amortized over the asset’s useful life. In the event the actual cost of reclamation exceeds the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

During the first quarter of 2005, the Company commenced reclamation activities at the Con Mine. Activities in the quarter were focused on the reclamation of historic mill roaster tailings. Arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit at the Con Mine. Reclamation of a significant portion of these materials were completed as planned in the period and costs for the reclamation activities were recorded as a reduction of the liability, as detailed below:

Balance, beginning of period	$19,759
Liabilities incurred in the current year	--
Site closure and reclamation costs incurre	(2,534)
Accretion expense	195

Balance, end of year	$17,420

Allocated between:
Current portion	5,737
Non-current portion	11,683

$17,420

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the award’s vesting period. The Company estimates the fair value using the Black-Scholes option pricing model.

FINANCING AND LIQUIDITY

At March 31, 2005, the Company had consolidated working capital of $30.6 million compared to $25.4 million at the end of 2004. Of the $30.6 million working capital, $32.6 million was cash and cash equivalents compared to $30.2 million at the end of 2004. In addition to working capital, at March 31, 2005 the Company had $14.7 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2004.

On February 18, 2005, the Company assigned to Dundee Precious Metals Inc. its option from Kinross Gold Corporation to earn a 60% interest in the Back River project. The Company received approximately $10 million representing the reimbursement of costs incurred by the Company on the Back River Project plus 5%. Dundee is required to issue to the Company 150,000 common shares, or pay the cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on the Back River project. Dundee is required to issue a further 187,500 common shares, or pay the cash equivalent, if Dundee exercises its option to earn a 60% interest on the Back River project.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities for the near term. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations, in accordance with accounting guidelines described above, to be an aggregate of $17.4 million. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has cash collateral deposits totaling $14.7 million as detailed in note 8 of the annual consolidated financial statements.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The cost of reclamation was estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board and any changes to the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, which amounts to approximately $2.1 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. The Company has received notification that CRA has recently reviewed the re-assessment and re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in April 2005. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at March 31, 2005.

Contractual Obligations

The following table summarizes the annual contractual obligations for the next five years and amounts due thereafter are presented in total.

	2005	2006	2007	2008	Thereafter

Oxygen plant	780	1,020	--	--	--
Office lease costs	228	228	236	236	718
Exploration equipment	450	257	30	--	--
Site reclamation	7,485	3,145	--	--	--

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined and, as a result, only a portion of the obligation is shown in the table above. The Company is in the process of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of reclamation activities. Additionally, to the extent that the Company continues to be engaged in active exploration activities, reclamation of exploration sites will be deferred.

For additional information related to the Company’s obligations and commitments see note 16 in the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The longer term outlook for the Company continues to be dependent on the successful exploration and development of the Hope Bay project. The Company owns 100% of the Hope Bay project, which has measured and indicated resources of 2.1 million ounces of gold and a further 4.3 million ounces of inferred resources

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and if the permitting process is successfully completed, the Company will make the final decision on commitment to the construction process. If the project is approved by the Company, production could commence by late 2007. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been initiated in 2005 designed to deliver a feasibility study in 2006 which will demonstrate the opportunity for the development of significant sustained gold production following the Doris North project. Included in these programs are: infill drilling at Doris Central, western Madrid and potentially Boston.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the termination of all mining activities at Con and Giant mines, the Company does not expect to generate operating revenue in 2005. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2005 which will permit the Company to conduct final reclamation activities in subsequent periods. The Company does not have any ongoing reclamation obligations for the Giant Mine.

In 2005, the Company expects incur expenses relating to general and administration, stock-based compensation and accretion of its asset retirement obligations.

RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company’s ability to develop its properties as well as future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow. If the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the input and approval of regulatory agencies which are beyond the Company’s control. As a result, the receipt of approval for the project and the timing of grant of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

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